                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                                Form 11-K


(Mark One)

(x)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended December 31, 1997

                                       OR

( )   TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transaction period from        to

      Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      MEDICAL RESOURCES, INC.
                      401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      MEDICAL RESOURCES, INC.
                      155 State Street
                      Hackensack, New Jersey 07601

                               SIGNATURES



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

             MEDICAL RESOURCES, INC. 401(k) RETIREMENT PLAN
                             (Name of Plan)


Date: March 18, 1999                        By: /s/ Christopher J.Joyce
                                               Name:Christopher J. Joyce
                                               Title: Trustee

MEDICAL RESOURCES, INC.

INDEX

                                                                 PAGE

      1.1  INDEPENDENT AUDITORS' REPORT                            2

STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS                                                  3

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS                                        4

NOTES TO FINANCIAL STATEMENTS                                     5-8

SUPPLEMENTARY INFORMATION -
ASSETS HELD FOR INVESTMENT -
SCHEDULE 1                                                         10

REPORTABLE TRANSACTION - SCHEDULE 2                             11

           1.1.1 INDEPENDENT AUDITOR'S REPORT

To The Trustees of Medical Resources, Inc.
401(K) Retirement Plan

           We have audited the statements of the new assets available for plan benefits of Medical Resources, Inc. 401(K) Retirement Plan as of December
 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. This standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the combined financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Medical Resources, Inc. 401(K) Retirement Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended inconformity with generally accepted accounting principles.

           Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of
 Medical Resources, Inc. 401(K) Retirement Plan are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial tatements taken as a whole.

/s/ Kempisty & Company
-----------------------------------------------
Kempisty & Company
Certified Public Accountants PC
New York, New York
August 20, 1998

MEDICAL RESOURCES, INC.

401(K) RETIREMENT PLAN

STATEMENT OF NET ASSETS FOR PLAN BENEFITS

                                            December 31,
      ASSETS                                1997             1996

Investments at Fair Value
  (Notes 1 and 2):
Shares of Registered Investment
  Companies:
ML Growth Fund                               $1,242,843     $529,098
ML Global Allocation                          580,115       264,848
ML Capital Fund                               551,954       197,438
ML Corp Bond Inv Grade B                      171,357       85,525

ML Pacific Fund                               181,221       103,073
ML Retirement Reserve                         233,471        80,847
Medical Resources, Inc. Common Stock          442,814        20,648
Participant Loans Receivable (Note 1g)        63,425         53,221

                                            -----------------------------------
                                            $3,467,200          1,334,698

Receivables:
Employer's Contribution                            16,883       5, 211

Participants' Contributions                        67,031       3,012

                                            ----------------------------------
                                                   83,914        16,223


Cash                                               74,617           ------

                                            ---------------------------------
           TOTAL ASSETS                          $3,625,731      $1,342,921

           1.1.2 LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN
           BENEFITS


LIABILITIES
Accounts Payable                            $     74,617        5,621


Total Liabilities                                  74,617       5,621

                                            ---------------------------------
Net Assets
Available for
Plan Benefits                                    $3,551,114       1,337,300



           1.1.3 See Accompanying Notes to Financial Statements

MEDICAL RESOURCES, INC.

401(K) RETIREMENT PLAN

                                            Year ended
                                            December 31,
Additions to Net Assets Attributed to:      1997       1996

Investment Income:
Net Investment Gain From Registered
Investment Companies                        $11,141   $67,917

Net Investment Loss from Company Stock      (104,672)   -----
Dividends                                    245,238    92,818
Interest                                      4,800     -----
                                            ------------------------------
                                             156,507   160,295

Contributions:
Employer's (Note 1b)                          200,906    92,818
Participants'                                 949,112    309,104
                                            -------------------------------
                                             1,150,018    401,958

Transfers from merged plan                   1,017,732     --------
                                             -------------------------
                      TOTAL ADDITIONS        2,324,257     562,253


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Payment for:  Benefits Paid to Participants   110,443      109,792

Additions to liabilities for:  Other        ---------       (7,040)
                                            --------------------------------
                                            --------        (7,040)
                                            --------------------------------
                      TOTAL DEDUCTIONS          110,443     102,752
                                            --------------------------------
                      NET INCREASE            2,213,814     459,501

Net Assets Available for Plan Benefits
Beginning of Year                             1,337,300     877,799
                                            --------------------------------
Net Assets Available for Plan Benefits
End of Year                                 $3,551,114    1,337,300



           1.1.4 See Accompanying Notes to Financial Statements

MEDICAL RESOURCES, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1997

                    (a)  Note 1 - DESCRIPTION OF THE PLAN

           The following description of Medical Resources, Inc. 401(K)
Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

           a.    Eligibility

           The Plan is a defined contribution plan covering all employees of Medical Resources, Inc. (the "Plan Sponsor") and (the "Company") who are at least twenty-one years of age and have completed one year of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

           Employer Contribution

           The Company will contribute for each Plan year an amount in accordance with the participants' compensation reduction election as described in the Plan Agreement, plus an additional 50% of such amount not to exceed 2% of the participant's compensation.

           The amounts contributed to the Plan each Plan year as a result of the participants' election to have their earnings reduced may not exceed the lesser of $9,500 for 1997 and 1996 or 15% of their compensation, as described in the Plan Agreement.

           Participant Accounts

           Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and,
 (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

           Participants are vested according to the following schedule:

                 YEARS OF SERVICE           VESTED PERCENTAGE
                      33.3%
                      66.6%
                      100.0%

Participants are always 100% vested in their Salary Deferral Contributions.

MEDICAL RESOURCES, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1997

Note 1 - DESCRIPTION OF THE PLAN (continued)

           e.    Investment Options

           Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of eight investment options:

           Seven Merrill Lynch Mutual Funds - Funds are invested in shares of any one or a combination of seven registered investment companies that invest in common stocks, corporate bonds, U.S. Government Securities and short term money market instrument or a combination thereof.

Medical Resources, Inc. Company Stock - Funds are invested in common stock of
Medical Resources, Inc.

           Participants may change their investment options in accordance with Plan procedures.

           f.    Termination of Participation

           A participant whose employment ends for any reason other than death, disability or retirement will be entitled to receive only that portion of benefits in which they are vested. Any non-vested benefit will be forfeited and used to reduce future employer contributions to the Plan. Participants become fully vested upon death, disability, normal retirement age (59 1/2) or early retirement age (55) and completion of 20 years of service.

           g.    Loans

           A Participant may borrow from his account subject to proper approvals. The loan and subsequent repayment of principal and interest shall be credited directly to the participant's account and shall not be treated as income of the Trust Fund. The outstanding loans to a participant shall not exceed the lesser of $50,000 or 50% of the value of the participant's account as of the most recent valuation date. Generally, loans shall be repaid in regular installments of interest and principal, and not less frequently than quarterly, over a period not to exceed five years. Upon termination of the participants' employment with the Company the loan balance will be immediately due.

MEDICAL RESOURCES, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1997


Note 1 - DESCRIPTION OF THE PLAN (continued)

           h.    Administrative Expenses

           Administrative expenses of the Plan may be paid in part or in total by the
Company.  For the years ended December 31, 1997 and 1996 the expenses of the Plan have been paid by the Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           a.    Basis of Accounting

           The Financial Statements of the Plan are prepared under the accrual method of accounting.

           In January 1997, NMR of America, Inc. 401(K) Plan (NMR Plan) was merged into Medical Resources, Inc. 401(K) Retirement Plan. Assets with a market value of $1,017,732 were transferred from NMR Plan into Medical Resources, Inc.
401(K) Plan.

           b.    Investment Valuation and Income Recognition

           The Plan's investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  The Company stock is valued at its quoted market price.  Participant notes receivable are valued at cost which approximates fair market value.  Purchases and sales of securities are recorded on a trade-date basis.
Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-
dividend date.

           c.    Payment of Benefits

           Benefits are recorded when paid.

MEDICAL RESOURCES, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1997

                    (b)  Note 3 - PLAN TERMINATIONS

           The Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will be 100% vested, and the Trustee will continue to administer the Trust and pay benefits in accordance with the Plan Agreement.

Note 4 - INCOME TAX STATUS

The Trust established under the Plan to hold the Plan's net assets is qualified pursuant to Section 501(c) 9 of the Internal Revenue Code, and, accordingly, the Trust's net investment income is exempt from income taxes. The Sponsor has obtained a favorable tax determination letter form the Internal Revenue Service and the Sponsor believes that the Plan, as amended, continues to qualify and to operate as designed.

Note 5 - INVESTMENTS

Investments that represent five percent or more of the Plan net assets are separately identified as follows:


                                            December 31, 1997

Registered Investment            Number of        Fair         Percent of
Companies                        Shares           Value        Plan
                                                  Assets

ML Growth Fund                47,041.74           $1,242,843   35.00%

ML Global Allocation          41,615.13           $580,115     16.34%

ML Capital Fund               16,334.82           $551,954     15.54%

ML Pacific Fund               11,248.99           $181,221     5.10%

ML Retirement Reserve         233,471.44          $233,471     6.57%

Medical Resources, Inc.
Common Stock                  47,233.49           $442,814     12.47%


           1.1.5 SUPPLEMENTARY INFORMATION

MEDICAL RESOURCES, INC. 401(K) RETIREMENT PLAN

ITEM 27a - SCHEDULE OF INVESTMENTS

YEAR ENDED DECEMBER 31, 1997

                                                       SCHEDULE 1

           1.1.6 SUPPLEMENTARY INFORMATION

MEDICAL RESOURCES, INC. 401(K) RETIREMENT PLAN

ITEM 27a - SCHEDULE OF INVESTMENTS

YEAR ENDED DECEMBER 31, 1997


                                       NUMBER                MARKET
REGISTERED INVESTMENT COMPANIES        OF SHARES             VALUE

ML GROWTH                              47,041.74            $1,242,843
ML GLOBAL ALLOCATION                   41,615.13            580,115
ML CAPITAL FUND                        16,334.82            551,954
ML PACIFIC FUND                        11,248.99            181,221
ML CORP BOND INV GRADE B               14,926.58            171,357
ML RETIREMENT RESERVES                 233,471.44           233,471
                                                       --------------

TOTAL REGISTERED INVESTMENT COMPANIES                  $2,960,961

MEDICAL RESOURCES, INC
  COMMON STOCK                         47,233.49           422,814

PARTICIPANT LOANS                                            63,425
                                                       --------------


                      TOTAL INVESTMENTS                $3,476,200

                                                       SCHEDULE 2

           1.1.7 SUPPLEMENTARY INFORMATION

MEDICAL RESOURCES, INC. 401(K) RETIREMENT PLAN

ITEM 27d- Schedule of Reportable Transactions

Year ended December 31, 1997


                            PURCHASE              SELLING     NET
      DESCRIPTION           PRICE                 PRICE       GAIN

Purchases

ML Capital Fund             $ 331,435              --         --

ML Global Allocation        $ 359,473              --         --

ML Growth Fund              $ 734,789              --         --

ML Pacific Fund             $ 133,835              --         --

ML Retirement Reserve       $ 167,355              --         --

Sales

ML Conversion Fund               $ 576,644        $ 583,307  $ 6,663


136517